Filed Pursuant to Rule 433

Registration File No. 333-285715

Supplementing the Preliminary

Prospectus Supplement

Dated March 12, 2025

PRICING TERM SHEET

THE AES CORPORATION

March 12, 2025

$800,000,000 5.800% Senior Notes due 2032

Summary of Terms

Issuer:	The AES Corporation (the “Company”)

Issue:	5.800% Senior Notes due 2032 (the “notes”)

Maturity:	March 15, 2032 (unless redeemed by the Company as described below under “Optional Redemption”)

Principal Amount:	$800,000,000

Price to Public:	100.000%, plus accrued interest, if any.

Coupon (Interest Rate):	5.800%

Yield to Maturity:	5.800%

Spread to Benchmark Treasury:	1.600%

Benchmark Treasury:	UST 4.125% due February 29, 2032

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2025

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:

Prior to January 15, 2032 (two months prior to their maturity date) the Issuer may redeem the notes in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on January 15, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, each less (b) interest accrued to the date of redemption and

2.  100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after January 15, 2032 (two months prior to their maturity date), the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	Citigroup Global Markets Inc. BNP Paribas Securities Corp. BofA Securities, Inc. MUFG Securities Americas Inc. Santander US Capital Markets LLC

Joint Book-Runners:	Barclays Capital Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	CIBC World Markets Corp. SG Americas Securities, LLC

Trade Date:	March 12, 2025

Settlement Date (T+6):	March 20, 2025

CUSIP / ISIN:	00130HCM5/US00130HCM51

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by calling Citigroup Global Markets Inc. at 1-800-831-9146., BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, MUFG Securities Americas Inc. at 1-877-649-6848 or Santander US Capital Markets LLC at 1-855-403-3636.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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